SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014

Coca-Cola HBC AG
(Translation of Registrant’s Name Into English)

Coca-Cola HBC AG
Turmstrasse 26
CH-6300 Zug
Switzerland
+41 41 726 0110
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

       Form 20-F      ☒      Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes      ☐      No     ☒

Table of Contents

This Form 6-K consists of Results for the year ended 31 December 2013 on February 14 2014.

 RESULTS FOR THE YEAR ENDED 31 DECEMBER 2013
FOURTH QUARTER HIGHLIGHTS
	Q4	Q4%
	2013	2012	Change
Volume (m unit cases)	481	477	1%
Net Sales Revenue (€ m)	1,575	1,605	-2%
Net Sales Revenue per Unit Case (€)	3.27	3.37	-3%
Currency Neutral Net Sales Revenue per Unit Case (€)	3.40	3.37	1%
Comparable Cost of Goods Sold	1,037	1,050	-1%
Comparable EBIT (€ m)	68	56	23%
Comparable Net Profit* (€ m)	34	22	54%
Comparable EPS (€)	0.09	0.06	50%

	Full Year	Full Year	% Change
	2013	2012
Volume (m unit cases)	2,061	2,085	-1%
Net Sales Revenue (€ m)	6,874	7,045	-2%
Net Sales Revenue per Unit Case (€)	3.34	3.38	-1%
Currency Neutral Net Sales Revenue per Unit Case (€)	3.42	3.38	1%
Comparable Cost of Goods Sold	4,433	4,518	-2%
Comparable EBIT (€ m)	454	453	-
Comparable Net Profit* (€ m)	293	285	3%
Comparable EPS (€)	0.81	0.78	4%

* Comparable Net Profit refers to comparable net profit after tax attributable to owners of the parent.

Fourth Quarter 2013	Full Year 2013
▪ Volume grew by 1% in the quarter. More specifically, a 4% volume increase in emerging markets and a stable performance in the established markets were partly offset by a 5% decline in developing markets.

▪ Sales: While net sales revenue declined by 2%, currency neutral net sales revenue per case grew by 1%, marking the tenth consecutive quarter of currency neutral net sales revenue growth.

▪ Comparable operating profit (EBIT): Comparable EBIT increased by 23% in the fourth quarter.  Our revenue growth initiatives and higher volume more than offset total input cost increases in absolute terms. Operating expenses as a percentage of net sales revenue declined by 130bps, more than offsetting the unfavourable foreign currency movements. Comparable EBIT margin increased by 90bps in the fourth quarter of the year.

▪ Volume declined by 1% in 2013. A 2% volume increase in emerging markets was more than offset by a 4% decline in established markets and a 3% decline in developing markets.

▪ Sales: Net sales revenue declined by 2%. Currency neutral net sales revenue per case grew by 1%, maintaining our growth trend for the third year.

▪ Comparable operating profit (EBIT): Comparable EBIT was maintained at the same level as in the prior year. Our revenue growth initiatives offset the negative volume contribution and total input cost increases in absolute terms. Operating expenses as a percentage of net sales revenue declined by 50bps and outweighed unfavourable foreign currency movements, resulting in a 20bps improvement in comparable EBIT margin year-on-year. This is the first margin improvement in the past three years.

▪ Full Year 2013 market shares: We continued to win in the marketplace. We gained volume and value share in sparkling beverages in 20 out of our 24 markets including Austria, Greece, Ireland, Italy, Switzerland, the Czech Republic, Romania, Russia, Serbia and Ukraine, while we reached the best ever volume share in sparkling beverages  in twelve of our countries.

▪ Full Year 2013 free cash flow: We continued to generate strong free cash flow driven by improvements in working capital. In the full year, we generated free cash flow of €413 million, up €71 million on prior year.

▪ Dividend: The Board of Directors of Coca-Cola HBC AG proposes a 35.4 Euro cents dividend per share (2012: 34.0 Euro cents), in line with our progressive dividend policy.

Dimitris Lois, Chief Executive Officer of Coca-Cola HBC AG, commented:

“We have delivered a strong fourth quarter with growth in both volume and currency neutral net sales revenue per case which, combined with excellent management of operating expenses, led to a 90bps improvement in our EBIT margin.

In the full year, we are encouraged by the results of our initiatives in the market place, which have lead to share gains in most of our markets, as well as the results of our operating expense and working capital management. Our persistent actions have marked 2013 as the year of inflection in EBIT margin and drove working capital to negative levels for the first time. As a result, once again we have delivered solid free cash flow growth. Based on these results and against the backdrop of continuing economic difficulties and volatility in our territories, we are cautiously optimistic about the year ahead.

We remain confident in our ability to continue to drive operational performance and deliver on our strategic commitments: winning in the marketplace, growing currency neutral net sales revenue per case, focusing on cost leadership through tight operating expense control and generating solid free cash flow, enabling us to invest in sustainable growth and create long-term shareholder value.”

SPECIAL NOTE REGARDING THE INFORMATION SET OUT HEREIN

Unless otherwise indicated, the condensed consolidated financial statements and the financial and operating data or other information included herein relate to Coca-Cola HBC AG and its subsidiaries (“Coca-Cola HBC” or the “Company” or “we” or the “Group”).

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as “believe”, “outlook”, “guidance”, “intend”, “expect”, “anticipate”, “plan”, “target” and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, our outlook for 2014 and future years, business strategy and the effects of the global economic slowdown, the impact of the sovereign debt crisis, currency volatility, our recent acquisitions, and restructuring initiatives on our business and financial condition, our future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected raw material and other costs, estimates of capital expenditure, free cash flow, effective tax rates and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate. Our actual results and events could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (File No 1-31466) for Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries for the year ended 31 December 2012.

Although we believe that, as of the date of this document, the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we, nor our directors, employees, advisors nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. After the date of the condensed consolidated financial statements included in this document, unless we are required by law or the rules of the UK Financial Conduct Authority to update these forward-looking statements, we will not necessarily update any of these forward-looking statements to conform them either to actual results or to changes in our expectations.

Reconciliation of Reported to Comparable Financial Indicators (numbers in € million except per share data)

Group Financial Results	Fourth quarter 2013
	COGS1	Gross Profit2	Operating Expenses3	EBIT4	Adjusted EBITDA5	Finance Costs6	Net Profit7	EPS8 (€)
Reported	(1,040.3)	534.3	(469.0)	34.1	132.4	(23.5)	8.4	0.02
Restructuring costs	-	-	-	31.2	22.9	-	23.6	0.06
Commodity hedging9	3.0	3.0	-	3.0	3.0	-	2.3	0.01
Comparable	(1,037.3)	537.3	(469.0)	68.3	158.3	(23.5)	34.3	0.09
Group Financial Results	Fourth quarter 2012
	COGS1	Gross Profit2	Operating Expenses3	EBIT4	Adjusted EBITDA5	Finance Costs6	Net Profit7	EPS8 (€)
Reported	(1,051.4)	553.4	(499.9)	(28.4)	100.4	(22.3)	(45.8)	(0.13)
Restructuring costs	-	-	-	81.9	49.8	-	66.6	0.18
Commodity hedging9	1.5	1.5	-	1.5	1.5	-	1.0	0.01
Non-recurring items10	-	-	0.6	0.6	0.6	-	0.5	-
Comparable	(1,049.9)	554.9	(499.3)	55.6	152.3	(22.3)	22.3	0.06
Group Financial Results	Full Year 2013
	COGS1	Gross Profit2	Operating Expenses3	EBIT4	Adjusted EBITDA5	Finance Costs6	Net Profit7	EPS8 (€)
Reported	(4,438.5)	2,435.5	(2,006.3)	373.7	756.1	(91.5)	221.2	0.61
Restructuring costs	-	-	-	55.5	41.8	-	42.7	0.12
Commodity hedging9	5.5	5.5	-	5.5	5.5	-	4.1	0.01
Non-recurring items10	-	-	19.2	19.2	19.2	8.1	25.1	0.07
Comparable	(4,433.0)	2,441.0	(1,987.1)	453.9	822.6	(83.4)	293.1	0.81
Group Financial Results	Full Year 2012
	COGS1	Gross Profit2	Operating Expenses3	EBIT4	Adjusted EBITDA5	Finance Costs6	Net Profit7	EPS8 (€)
Reported	(4,522.2)	2,522.5	(2,078.1)	337.7	757.6	(90.7)	190.4	0.52
Restructuring costs	-	-	-	106.7	72.5	-	88.5	0.24
Commodity hedging9	4.5	4.5	-	4.5	4.5	-	3.2	0.01
Non-recurring items10	-	-	4.2	4.2	4.2	-	3.4	0.01
Comparable	(4,517.7)	2,527.0	(2,073.9)	453.1	838.8	(90.7)	285.5	0.78

1	Reported COGS refers to cost of goods sold.

2	Reported Gross Profit refers to gross profit.

3	Reported Operating Expenses refers to operating expenses.

4	Reported EBIT refers to operating profit.

5
Adjusted EBITDA refers to operating profit before deductions for depreciation and impairment of property, plant and equipment (included both in cost of goods sold and in operating expenses), amortisation and impairment of intangible assets, employee share options and other non-cash items, if any (refer to ‘Supplementary information’ section).

6   Reported Finance Costs refers to total net finance costs.

7   Reported Net Profit refers to profit after tax attributable to owners of the parent.

8   Reported EPS refers to basic earnings per share.

9
The Group has entered into certain commodity derivative transactions in order to mitigate its exposure to commodity price risk. Although these transactions are economic hedging activities that aim to manage our exposure to sugar and aluminium price volatility, they do not qualify for hedge accounting. The fair value gains and losses on the derivatives are immediately recognised in the income statement in the cost of goods sold line item. The Group’s comparable results exclude the unrealised gains or losses resulting from the mark-to-market valuation of this hedging activity. These gains or losses will be reflected in the comparable results in the period when the underlying transactions will occur, to match the profit or loss impact of the underlying transactions.

10
Non-recurring items refer mainly to the transactions costs related to the re-domiciliation and the admission of the Group to listing on the premium segment of the London Stock Exchange as well as the review of the structure of the Group. Further to that, non-recurring finance costs also relate to the tender offer for the €500 million bond maturing in January 2014.

Group Operational Review

Coca-Cola HBC AG (“Coca-Cola HBC” or “we” or “Company” or “Group”) achieved comparable earnings per share of €0.81 in the full year 2013, posting a 4% growth year-on-year and reversing the downward trend experienced in the past three years.

Macroeconomic and trading conditions remained very challenging across most of our territories in 2013. Disposable income continued to be under pressure and unemployment remained at record high levels. While these conditions were not conducive to volume expansion, the initiatives we have put in place have ensured margin growth in the year.

Volume returned to growth in the fourth quarter, registering a 1% increase and cycling 2% growth in the prior period, supported by improvements primarily in Russia, Nigeria and Belarus. Overall, we ended the year with a 1% volume decline, cycling a flat performance in 2012.

We continue to win in the marketplace and our volume share in sparkling beverages reached highest ever level in twelve of our countries. In both the fourth quarter and the full year 2013, we gained or maintained volume share in sparkling beverages and value share in the non-alcoholic ready-to-drink beverages (“NARTD”) category in the majority of our markets. More specifically, in the full year, we gained or maintained volume and value share in sparkling beverages in 20 out of our 24 markets including Austria, Greece, Ireland, Italy, Switzerland, the Czech Republic, Romania, Russia, Serbia and Ukraine. In the NARTD category, we gained or maintained value share in Austria, Hungary, Ireland, Italy, the Czech Republic, Romania, Russia, Serbia, and Switzerland among others.

We achieved volume growth in the fourth quarter in all of our key product categories with the exception of ready-to-drink tea. In the quarter, our sparkling beverages volume increased by 1%, cycling a 4% increase in the prior year. Our sparkling beverages performance improved by 3% in emerging markets and by 1% in the established markets, partly offset by a 5% decline in the developing markets. In the full year, sparkling beverages grew by 1%, cycling a similar growth rate in the prior period, and reflecting a 4% increase in emerging markets, which was partly offset by a 2% decline in established markets and a 1% decline in developing markets. Trademark Coca-Cola products grew by 2% for both periods, mainly reflecting the mid single-digit growth in the emerging markets segment. Coca-Cola Zero continued to perform strongly, growing by 14% in the fourth quarter and by 15% in the full year.

In the ready-to-drink tea category our volume declined by 8% in the quarter, cycling 6% growth in the prior year, while in the full year volume was down by 5%, cycling 4% growth in the prior year. Our volume in the energy category grew by 6% in the quarter driven primarily by a 12% growth rate in the emerging markets, marking the fifteenth consecutive quarter of growth. For the full year, our volume in the energy category grew by 4%. Our volume in the juice category grew for a second consecutive quarter, increasing by 6% in the fourth quarter, with positive growth across all segments. In the full year, the juice category grew by 1%, driven by a strong performance in some of our key juice markets, namely Russia, Belarus and Poland. Our volume in the water category was stable in the fourth quarter, cycling a 6% decline in the prior period, mainly supported by strong incremental volume contributions from Nigeria, Bulgaria, and Belarus in the emerging markets segment which grew by 5%. In the established and developing markets, water declined by 3% and 7% respectively. Overall for the full year, water declined by 7%, cycling a 4% decline in the prior year, with a negative performance across all three reporting segments, reflecting our strategy to rationalize our different offerings while growing value ahead of volume in addition to the current difficult market conditions in most of our key water markets.

Package mix continued to improve in both periods, in both the sparkling and still categories, despite the continuous shift in demand towards at-home consumption and organised trade. The positive package mix demonstrates the benefits of our occasion-based brand, package, price and channel (“OBPPC”) strategy.

Net sales revenue declined by 2% in both the fourth quarter and the full year, reflecting the adverse impact of foreign currency movements. Our OBPPC strategy and selected pricing enabled us to

Group Operational Review (continued)

increase currency neutral net sales revenue per unit case for the tenth consecutive quarter. On a currency neutral basis, net sales revenue per unit case has been growing since the beginning of the year, increasing by 1% in both periods.

The input costs environment has evolved in line with our expectations, with currency neutral input costs per case growing by 1.6% in the quarter and by 1% in the full year. Our revenue growth initiatives more than offset total input cost increases in 2013 in absolute terms.

The pace of improvement in comparable operating expenses as a percentage of net sales revenue has improved significantly, leading to a 130bps reduction in the quarter and a 50bps reduction in the full year. This demonstrates our ongoing commitment to improve operational efficiency across our business. For both periods under review, the improvement was primarily due to our restructuring efforts as well as our Route-to-Market initiatives, which reduced sales, warehousing and distribution expenses. On a segmental basis, the main contributors to the improvement were the established and developing markets, reflecting the benefits of our ongoing restructuring initiatives.

We have delivered €68 million of comparable operating profit (EBIT) in the quarter - a 23% increase on prior year. Benefits from our revenue growth initiatives, lower operating expenses and higher volume, more than offset the adverse impact of currency movements and input costs. In the full year 2013, comparable operating profit was maintained at €454 million despite the 1% volume decline.

We are pleased to report that we have grown our comparable EBIT margin by 90 bps in the last quarter of the year and by 20bps in the full year, making 2013 the year of margin inflection.

We continue to implement our restructuring initiatives to sustainably improve our operational efficiency and create a more agile and efficient organisation. In 2013, we incurred €56 million in pre-tax restructuring charges, €31million of which was incurred in the fourth quarter. The total savings from restructuring initiatives implemented during 2012 and 2013 amounted to €57 million in the full year 2013. We expect the initiatives undertaken in 2013 to yield approximately €30 million of annualised benefits from 2014 onwards. As the majority of our 2013 restructuring projects were initiated in the last quarter, we expect to be in a position to capture most of the expected annualised benefit during 2014.

In 2013, we continued to deliver strong free cash flow, generating €68 million in the fourth quarter and €413 million in the full year, representing a €71 million - or 21% - improvement on 2012. Careful management of receivables and inventory enabled us to reduce working capital in the full year by €98 million leading to a negative working capital position at year end for the first time in the Group’s history.

On 1 January 2014, Nigeria went live on our SAP Wave 2 platform. Currently, all of our countries [with the exception of Former Yugoslav Republic of Macedonia] use this common platform. In the fourth quarter, we started the second phase of implementation of our shared services centre by integrating a number of additional core finance and human resources processes in Bulgaria, Romania, Switzerland and Italy.

The Board of Directors of Coca-Cola HBC proposes a full-year dividend of 35.4 Eurocents per share (2012: 34.0 Euro cents) in line with our progressive dividend policy. The dividend payment will be subject, among other things, to shareholders' approval at our 2014 annual general meeting.

The Sochi Olympic Torch Relay started in the fourth quarter and lasted for 123 days, making it the longest in the history of the Olympic Games. With a record number of 14,000 torchbearers and more than 56,000 kilometres of distance covered, the Olympic Flame visited 88 Russian cities, stopping at six Coca-Cola HBC plants. The Olympic Torch Relay concluded on February 7th at the opening ceremony of the XXII Winter Olympic Games 2014 in Sochi, having touched the lives of 90% of the country's population.

Operational Review by Reporting Segment
Established markets
	Q4	Q4%		Full Year	Full Year	%
	2013	2012	Change	2013	2012	Change
Volume (m unit cases)	146.2	146.0	-	650.6	679.4	-4%
Net sales revenue (€ m)	554.6	581.7	-5%	2,539.6	2,701.8	-6%
Net Sales Revenue per Unit Case (€)	3.79	3.98	-5%	3.90	3.98	-2%
Currency Neutral Net Sales Revenue per Unit Case (€)	3.81	3.98	-4%	3.93	3.98	-1%
Operating (loss)/profit (EBIT in € m)	(16.8)	(38.1)	56%	88.6	92.5	-4%
Comparable operating profit (Comparable EBIT in € m)	13.7	12.6	9%	149.6	160.0	-6%

▪
Volume in our established markets segment was stable in the quarter, following nine consecutive quarters of decline and cycling a 5% decline in the comparable prior-year period. Strong sparkling performance in Italy, improvement in Ireland in all key categories and improvement in water in Austria, contributed to this performance. Volume declined by 4% in the full year, cycling a 5% decline in 2012.

▪
Net sales revenue declined by 5% in the fourth quarter and 6% in the full year. Negative price/mix and unfavourable currency movements impacted performance in the fourth quarter, despite a positive impact from category mix. Currency neutral net sales revenue per case declined by 4% in the fourth quarter, and declined by 1% in the full year period.

▪
In Italy, volume declined by low single digits in the fourth quarter, cycling a high single-digit decline in the comparable prior-year period. The pace of decline has decelerated compared to the previous quarters. In the full year, volume declined by 6%. In the fourth quarter, the decline was predominantly driven by our water category. Sparkling beverages grew by low single digits, driven by 21% growth in Coca-Cola Zero. Package mix improved, driven by higher sales of single serve packages in our water category. The underlying macroeconomic and trading environment in Italy remains challenging, with unemployment reaching a new record in November at 12.7%, negatively impacting disposable income and consumer confidence. We expect trading conditions to remain very difficult as a result of the challenging macroeconomic environment. In the full year, we gained volume and value share in both sparkling beverages and overall NARTD.

▪
Volume in Greece declined by low single digits in the fourth quarter, with the rate of decline steadily moderating through the year. Volume for the full year declined by 10%, partly due to our decision to discontinue Lytos water brand and Water Blue dispenser business in line with our strategy of focusing on profitable growth in the water category. In the fourth quarter, all key categories showed a sequential improvement in the rates of decline except for Ready-to-Drink Tea, while both Juice and Water returned to growth. Looking ahead, macroeconomic forecasts remain unfavourable for Greece, with private consumption expenditure expected to decline by a further 7% in 2014, while unemployment remains at historically high levels of 28% and is expected to peak in 2014. We gained volume share in sparkling beverages in the full year.

▪
Volume in Switzerland increased by low single digits in the fourth quarter and by 1% in the full year. Volume growth in the quarter was driven by water and sparkling beverages. Coca-Cola Zero continued its positive trend, growing by mid single digits. Package mix improved in both sparkling and water categories driven by our OBPPC initiatives.

▪
Volume in Ireland recorded mid single-digit growth in the fourth quarter, while volume in the full year increased by 2%. Volume growth was driven by the sparkling category, supported by a strong performance of Coca-Cola Zero as well as Fanta and Sprite. Juice and water also grew in the quarter.

▪
Overall, comparable operating profit in the established markets segment increased by 9% to €14 million in the fourth quarter. Benefits achieved through tighter operating expense management more than offset negative price/mix in the fourth quarter. Comparable operating profit declined by 6% to €150 million in the full year as lower operating expenses were not sufficient to offset lower volume, negative price/mix and higher input costs.

Developing markets
	Q4	Q4%		Full Year	Full Year	%
	2013	2012	Change	2013	2012	Change
Volume (m unit cases)	86.6	91.3	-5%	381.0	393.5	-3%
Net sales revenue (€ m)	246.7	257.5	-4%	1,105.6	1,148.1	-4%
Net Sales Revenue per Unit Case (€)	2.85	2.82	1%	2.90	2.92	-1%
Currency Neutral Net Sales Revenue per Unit Case (€)	2.92	2.82	3%	2.94	2.92	1%
Operating (loss) / profit (EBIT in € m)	(1.5)	(34.9)	96%	36.6	(8.7)	n/a
Comparable operating profit/(loss) (Comparable EBIT in € m)	0.2	(5.1)	n/a	41.6	26.8	55%

▪
Volume in our developing markets segment decreased by 5% in the fourth quarter and by 3% in the full year, following a 1% increase and a 2% decline respectively in the comparable prior-year periods. Challenging economic and volatile trading conditions impacted volume performance in the quarter across the segment, particularly in Poland and the Czech Republic.

▪
Net sales revenue declined by 4% in both the fourth quarter and the full year. Benefits of improved price/mix were more than offset by lower volume and negative currency impact in the fourth quarter. Currency neutral net sales revenue per case improved compared to trends in the previous quarter, increasing by 3% in the fourth quarter and by 1% in the full year.

▪
In Poland, volume declined by high single digits in the fourth quarter and by 3% in the full year, following a mid single-digit growth rate and a 0.5% decline in the respective prior-year periods. The decline in the quarter reflects tougher comparables, as well as our strategic decision to focus on sustainable value-accretive volume in an environment which is highly driven by organised trade, and difficult underlying trading conditions. As a result, sparkling beverages declined by high single digits, while sparkling package mix improved by 1.7 percentage points. Our juice category continued its strong performance, with mid-teens growth in the quarter, mainly as a result of the continued successful execution of our distinctive 1L PET package.

▪
Volume in Hungary declined by low single digits in the fourth quarter and by 6% for the full year. Within sparkling beverages which declined by mid single digits, Coca-Cola Zero was the key outperformer, with strong double-digit growth for another quarter as a result of increased distribution. Our volume in the energy category recorded solid double-digit growth, cycling very strong growth in the prior period and reflecting the strong performance of our recently launched Burn Blue and Monster Rehab products. Juice turned positive this quarter, growing by mid-teens, helped by the positive impact of the Cappy Pulpy Orange launch. Package mix continued to improve, driven by increased volume of single-serve packages in the sparkling beverages category.

▪
Volume in the Czech Republic declined by mid single digits in the fourth quarter driven by a low-teens decline in water, while it was down by 1% in the full year. Overall economic and political conditions remained volatile in the country, with early elections having taken place in October. Volume of Trademark Coca-Cola products grew by low single digits. Coca-Cola Zero demonstrated strong double-digit growth supported by increased distribution and activation in the organised trade.

▪
Comparable operating profit in our developing markets improved to break-even for the quarter – a notably better result than the €5 million loss in the prior period. Lower operating expenses, favourable price/mix, and lower input costs offset the impact from lower volume. In the full year, comparable operating profit increased by 55%. Lower operating expenses and favourable price/mix, more than compensated for the impact of lower volume and higher input costs.

Emerging markets
	Q4	Q4%		Full Year	Full Year	%
	2013	2012	Change	2013	2012	Change
Volume (m unit cases)	248.3	239.6	4%	1,028.9	1,011.8	2%
Net sales revenue (€ m)	773.3	765.6	1%	3,228.8	3,194.8	1%
Net Sales Revenue per Unit Case (€)	3.11	3.20	-3%	3.14	3.16	-1%
Currency Neutral Net Sales Revenue per Unit Case (€)	3.32	3.20	4%	3.27	3.16	3%
Operating profit (EBIT in € m)	52.4	44.6	17%	248.5	253.9	-2%
Comparable operating profit (Comparable EBIT in € m)	54.4	48.1	13%	262.7	266.3	-1%

▪
Volume in our emerging markets segment increased by 4% in the fourth quarter, following an 8% increase in the prior period. Strong performance in Russia, Nigeria and Belarus more than offset volume decline in Ukraine, Romania and Serbia. In the full year, volume increased by 2%, following a 4% increase in the prior year.

▪
Net sales revenue increased by 1% in both the fourth quarter and the full year. Higher volume and positive price/mix more than compensated for the negative impact of currency in both periods. Currency neutral net sales revenue per case increased by 4% in the fourth quarter and 3% in the full year.

▪
Volume in Russia grew by high single digits in the fourth quarter and by 5% in the full year, following a mid-teens increase in the fourth quarter and 10% growth in 2012. This was the ninth consecutive quarter of volume increase in Russia. In the fourth quarter, all key categories grew with the exception of water. There was a positive impact from strong activation relating to the sponsorship of the Sochi Winter Olympic Games, Christmas trading and our OBPPC initiatives, resulting in 10% growth in brand Coca-Cola and marking the thirteenth consecutive quarter of volume and share expansion. Leveraging key assets such as the Olympic Games are important for us in the medium to long-term in order to improve brand equity and recruit new consumers. Similarly, Fanta and Sprite grew by 14% and 5% respectively. Our juice volume grew by low double digits in the quarter, benefitting from increased distribution and strong activation in our key brands. Our mainstream brand Dobry grew by high single digits, while our premium brand Rich recorded strong double-digit growth in the quarter.

▪
Volume in Nigeria grew by high single digits in the fourth quarter of the year, following a high single-digit increase in the prior period. Volume increased by 11% in the full year, cycling a 2% decline in the prior year. Sparkling beverages and water were the main growth drivers, recording high single-digit and strong double-digit growth rates respectively for the quarter. Brand Coca-Cola grew by 11%, while Fanta and Sprite grew by mid single-digit and low single–digit rates respectively. Our focused pricing initiatives and increased marketing activities, as well as improved availability, supported volume growth in a seasonally strong quarter.

▪
Volume in Romania declined by low single digits in the fourth quarter, following a marginal increase in the prior period. Volume decreased by 9% in the full year, cycling a 2% growth in the prior year. Throughout the year, performance was negatively impacted by the difficult macroeconomic and trading environment, as well as competitive promotional pressures. Volume declined in all key categories, with the exception of the juice category, which grew by strong double digits, supported by our launch of Cappy Pulpy and strong marketing activities. Coca-Cola Zero outperformed among sparkling beverages, recording 32% volume growth in the quarter. As part of our overall strategy, we regularly review our infrastructure footprint with the aim of growing our business with borderless solutions while taking advantage of our scale and geography. In this context, on 30 October 2013, we inaugurated a €22 million aseptic bottling line in Ploiesti, making Romania a regional production hub which will export Cappy Pulpy to six countries across Central and Eastern Europe. We gained volume and value share in both sparkling beverages and overall NARTD in the full year.

▪
Volume in Ukraine declined by high single digits in the fourth quarter. The positive performance of the sparkling category was more than offset by declines in the water and juice categories. Volume in the full year decreased by 10%. Overall, the economic and political environment in Ukraine remains fragile, with the current social unrest impacting consumer demand. Volume increased in the low single digits in sparkling beverages, with only Trademark Coca-Cola products posting a high single digits growth, supported by strong Christmas activation, increased distribution and strong performance of the larger pack sizes. We gained volume and value share in sparkling beverages category in the full year.

▪
Comparable operating profit in the emerging markets segment reached €54 million in the fourth quarter, an increase of 13% over the same period last year. Improved price/mix and higher volume, more than compensated for the significant negative currency impact, higher input costs and higher operating expenses. Comparable operating profit reached €263 million in the full year, compared to €266 million in the same period last year, with the decline attributable to higher operating expenses and unfavorable currency impact, which were only partially offset by positive price/mix performance and higher volume.

Business Outlook

In 2014, we expect a challenging macroeconomic and trading environment in most of our territories. Persistently high unemployment is expected to continue to affect disposable income, while recent currency developments in our emerging and developing markets may add further pressure to the trading environment. In the emerging markets, there is currently limited visibility on the potential impact of the recent financial and macroeconomic events and how these will filter through to the real economy. Looking at the fourth quarter performance, we are encouraged to see that the initiatives we implemented in 2013 decelerated the negative Group volume trend.

Our strategic priorities remain unchanged. We are focused on winning in the marketplace, while growing currency neutral net sales revenue per case through our OBPPC and pricing initiatives. Addressing affordability through relevant pack sizes remains a key element of our strategy in order to stay relevant to our consumers.

We have clear category priorities in pursuing our strategy in the marketplace. We continue to focus on growing volume and value shares in the sparkling beverages and energy categories. In the juice category, we are focused on volume and value share growth through enhancing consumer appeal with package and product innovations, such as Cappy Pulpy. In the water category, our strategy is to continue to rationalize our different offerings while growing value ahead of volume. In ready-to-drink tea, we maintain a selective approach, focusing on immediate consumption and profitable future consumption opportunities.

We recently had an increase in the incidence rate for concentrate. We will implement price initiatives that will fully mitigate this impact, respecting consistency with our OBPPC strategy.

We expect currency neutral revenue per case in 2014 to continue to grow year-on-year at a higher rate than 2013.

In 2014, taking into account the timing and level of our hedged positions and coverage, we expect currency neutral input costs per case to remain stable year-on-year.

We continue to implement our initiatives that further improve operational efficiencies, including SAP Wave 2 exploitation, expansion of the scope of our shared services centre, route-to-market optimization and restructuring. In addition, we have also identified further restructuring initiatives for 2014 of approximately €35 million. We expect these initiatives to yield €25 million in annualised benefits from 2015 onwards, while the initiatives already taken in 2013 and those that we will take in 2014 are expected to yield approximately €33 million of total benefits in 2014.

Taking into account the performance of our hedged positions, the current spot rates and the recent currency volatility in our emerging markets segment, we expect a significantly higher negative impact from currency movements in 2014 compared to the €32 million experienced in 2013.

Considering the dynamics of the evolving mix of profitability in our country portfolio, we now expect our comparable effective tax rate to range between 24% and 26%.

Our emphasis on free cash flow generation and tight working capital management has delivered good results in 2013. We continue to expect that during the three-year period between 1 January 2013 and 31 December 2015, we will generate free cash flow of approximately €1.3 billion.

Net annual capital expenditure over the medium term is still expected to range between 5.5% and 6.5% of net sales revenue, reflecting our commitment to invest in the long-term development of our business.

We manage our business for the long term. We are confident that we have the right strategy in place to grow in a sustainable and profitable way. Our product portfolio contains some of the world’s best known and loved brands and we operate across 28 countries, largely characterized by low per capita consumption, giving us excellent growth opportunities.

Group Financial Review
Selected income statement and other items	Fourth quarter
	2013 € million	2012 € million	% Change
Volume (m unit cases)	481.1	476.9	1%
Net sales revenue	1,574.6	1,604.8	-2%
Net Sales Revenue per Unit Case (€)	3.27	3.37	-3%
Currency Neutral Net Sales Revenue per Unit Case (€)	3.40	3.37	1%
Cost of goods sold	(1,040.3)	(1,051.4)	-1%
Comparable cost of goods sold1	(1,037.3)	(1,049.9)	-1%
Gross profit	534.3	553.4	-3%
Comparable gross profit1	537.3	554.9	-3%
Operating expenses	(469.0)	(499.9)	-6%
Comparable operating expenses1	(469.0)	(499.3)	-6%
Operating profit (EBIT)	34.1	(28.4)	n/a
Comparable operating profit (EBIT)1	68.3	55.6	23%
Adjusted EBITDA2	132.4	100.4	32%
Comparable adjusted EBITDA1	158.3	152.3	4%
Total net finance costs	(23.5)	(22.3)	5%
Comparable total net finance costs1	(23.5)	(22.3)	5%
Tax	(2.7)	7.0	n/a
Profit after tax attributable to owners of the parent	8.4	(45.8)	n/a
Comparable profit after tax attributable to owners of the parent1	34.3	22.3	54%
Basic earnings per share (€)	0.02	(0.13)	n/a
Comparable basic earnings per share (€)1	0.09	0.06	50%
Net cash from operating activities2	182.4	101.1	80%
Capital expenditure2	(114.8)	(122.1)	-6%
Free cash flow2	67.6	(21.0)	n/a

Selected income statement and other items	Full Year
	2013 € million	2012 € million	% Change
Volume (m unit cases)	2,060.5	2,084.7	-1%
Net sales revenue	6,874.0	7,044.7	-2%
Net Sales Revenue per Unit Case (€)	3.34	3.38	-1%
Currency Neutral Net Sales Revenue per Unit Case (€)	3.42	3.38	1%
Cost of goods sold	(4,438.5)	(4,522.2)	-2%
Comparable cost of goods sold1	(4,433.0)	(4,517.7)	-2%
Gross profit	2,435.5	2,522.5	-3%
Comparable gross profit1	2,441.0	2,527.0	-3%
Operating expenses	(2,006.3)	(2,078.1)	-3%
Comparable operating expenses1	(1,987.1)	(2,073.9)	-4%
Operating profit (EBIT)	373.7	337.7	11%
Comparable operating profit (EBIT)1	453.9	453.1	-
Adjusted EBITDA2	756.1	757.6	-
Comparable adjusted EBITDA1	822.6	838.8	-2%
Total net finance costs	(91.5)	(90.7)	1%
Comparable total net finance costs1	(83.4)	(90.7)	-8%
Tax	(72.9)	(65.2)	12%
Profit after tax attributable to owners of the parent	221.2	190.4	16%
Comparable profit after tax attributable to owners of the parent1	293.1	285.5	3%
Basic earnings per share (€)	0.61	0.52	17%
Comparable basic earnings per share (€)1	0.81	0.78	4%
Net cash from operating activities2	784.9	753.6	4%
Capital expenditure2	(372.2)	(412.3)	-10%
Free cash flow2	412.7	341.3	21%

1   Refer to the ‘Reconciliation of Reported to Comparable Financial Indicators’ section.
2	Refer to ‘Supplementary Information’ section.

Net sales revenue
On a reported basis, net sales revenue per unit case decreased by 3% during the fourth quarter of 2013 and by 1% during the year, compared to the respective prior-year period. On a currency neutral basis, net sales revenue per unit case increased by 1% both during the fourth quarter and during the full year, compared to the respective prior-year periods.

Cost of goods sold
Comparable cost of goods sold decreased by 1% during the fourth quarter of 2013 and by 2% for the full year, compared to the respective prior-year periods. Overall, the input cost environment has evolved in line with our expectations.

Gross profit
Comparable gross profit margin decreased from 34.6% in the fourth quarter of 2012 to 34.1% in the fourth quarter of 2013 and decreased from 35.9% in 2012 to 35.5% in the full year of 2013.

Operating expenses
Comparable operating expenses decreased by 6% during the fourth quarter and by 4% during the full year versus the respective prior-year periods, reflecting better operating efficiency across our business. The improvement in the full year was primarily relating to reduced sales, warehousing and distribution expenses.

Operating profit
Comparable operating profit increased by 23% in the fourth quarter and remained flat for the year, compared to the respective prior-year periods. In the fourth quarter, the benefits from higher volume, our revenue growth initiatives and lower operating expenses more than offset the negative impact from the negative contribution of total input cost increases in absolute terms and the currency movements. In the full year of 2013, lower volume, the negative contribution of total input cost increases in absolute terms and the negative impact from currency movements were offset by the benefits from our revenue growth initiatives and the lower operating expenses.

Total net finance costs
Comparable total net finance costs increased by €1.2 million during the fourth quarter and decreased by €7.3 million during the year, compared to the respective prior-year periods.

Tax
On a comparable basis, Coca-Cola HBC’s effective tax rate for 2013 and 2012 was approximately 23%. The Group’s effective tax rate varies quarterly depending on the mix of taxable profits by territory, the non-deductibility of certain expenses, non-taxable income and other one-off tax items across its territories.

Profit after tax attributable to owners of the parent
On a comparable basis, profit after tax attributable to owners of the parent increased by 54% in the fourth quarter and by 3% during the year, compared to the respective prior-year periods.  For the fourth quarter the increase is mainly due to improved operating profitability.

Net cash from operating activities
Net cash from operating activities increased by 80% in the fourth quarter of 2013 compared to the respective prior-year period, mainly attributed to the increased profitability and significant improvement in working capital. For the full year, net cash from operating activities increased by 4% compared to the respective prior-year period, mainly on the back of the increased profitability and working capital improvement, enhanced by reduced payments for taxes. Cash flow from operating activities net of capital expenditure was an inflow of €67.6 million in the fourth quarter of 2013, compared to an outflow of €21.0 million in the respective prior-year period, reflecting mainly the increased cash from operating activities. Cash flow from operating activities net of capital expenditure increased by 21% in the full year of 2013, compared to the previous year, on the back of increased cash from operating activities coupled with reduced net capital expenditure.

Capital expenditure
Capital expenditure, net of receipts from the disposal of assets and including principal repayments of finance lease obligations, reduced by 6% in the fourth quarter of 2013 and by 10% in the full year, compared to the respective prior-year periods. In the full year of 2013, capital expenditure amounted to €372.2 million of which 48% was related to investment in production equipment and facilities and 20% to the acquisition of marketing equipment. In 2012, capital expenditure amounted to €412.3 million of which 47% was related to investment in production equipment and facilities and 26% to the acquisition of marketing equipment.

Supplementary Information
The financial measures Adjusted EBITDA, Capital Expenditure and Free Cash Flow consist of the following reported amounts in the condensed consolidated financial statements:
	Fourth quarter
	2013 € million	2012 € million
Profit after tax	8.4	(45.2)
Tax charged to the income statement	2.7	(7.0)
Total finance costs, net	23.5	22.3
Share of results of equity method investments	(0.5)	1.5
Operating profit (EBIT)	34.1	(28.4)
Depreciation and impairment of property, plant and equipment	96.0	124.6
Amortisation of intangible assets	0.1	0.6
Employee share options	2.2	1.3
Other non-cash items	-	2.3
Adjusted EBITDA1	132.4	100.4
(Gains) / losses on disposal of non-current assets	(9.3)	4.8
Decrease in working capital	75.7	18.7
Tax paid	(16.4)	(22.8)
Net cash from operating activities	182.4	101.1

Payments for purchases of property, plant and equipment	(127.1)	(120.5)
Principal repayments of finance lease obligations	(3.8)	(4.2)
Proceeds from sale of property, plant and equipment	16.1	2.6
Capital expenditure	(114.8)	(122.1)

Net cash from operating activities	182.4	101.1
Capital expenditure	(114.8)	(122.1)
Free cash flow	67.6	(21.0)

	Full year
	2013 € million	2012 € million
Profit after tax	221.2	193.4
Tax charged to the income statement	72.9	65.2
Total finance costs, net	91.5	90.7
Share of results of equity method investments	(11.9)	(11.6)
Operating profit (EBIT)	373.7	337.7
Depreciation and impairment of property, plant and equipment	375.1	408.3
Amortisation of intangible assets	1.0	3.0
Employee share options	6.3	6.3
Other non-cash items	-	2.3
Adjusted EBITDA1	756.1	757.6
(Gains) / losses on disposal of non-current assets	(13.6)	6.9
Decrease in working capital	98.5	84.1
Tax paid	(56.1)	(95.0)
Net cash from operating activities	784.9	753.6

Payments for purchases of property, plant and equipment	(380.2)	(395.5)
Principal repayments of finance lease obligations	(16.5)	(21.8)
Proceeds from sale of property, plant and equipment	24.5	5.0
Capital expenditure	(372.2)	(412.3)

Net cash from operating activities	784.9	753.6
Capital expenditure	(372.2)	(412.3)
Free cash flow	412.7	341.3

1 Adjusted EBITDA refers to operating profit before deductions for depreciation and impairment of property, plant and equipment (included both in cost of goods sold and in operating expenses), amortisation and impairment of intangible assets, employee share options and other non-cash items, if any.

Coca-Cola HBC Group

Coca-Cola HBC is the second-largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has a broad geographic footprint with operations in 28 countries serving a population of approximately 581 million people. Coca-Cola HBC offers a diverse range of NARTD beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola HBC is committed to promoting sustainable development in order to create value for its business and for society. This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting its business in ways that protect and preserve the environment and contribute to the socio-economic development of the local communities.

Coca-Cola HBC has a premium listing on the London Stock Exchange (LSE: CCH) and its shares are listed on the Athens Exchange (ATHEX: EEE). Coca-Cola HBC’s American depositary shares (ADSs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola HBC is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit http://www.coca-colahellenic.com/.

Financial information in this announcement is presented on the basis of
International Financial Reporting Standards (‘IFRS’).

Conference call

Coca-Cola HBC will host a conference call with financial analysts to discuss the full year 2013 financial results on 14 February 2014 at 10:00 am Swiss time (9:00 am London, 11:00 am Athens and 4:00 am New York time). Interested parties can access the live, audio webcast of the call through Coca-Cola HBC’s website (www.coca-colahellenic.com/investorrelations/webcasts).

Enquiries
Coca-Cola HBC AG Basak Kotler Investor Relations Director	Tel: +41 41 726 0143 email: basak.kotler@cchellenic.com
Eri Tziveli Investor Relations Manager	Tel: +30 210 618 3133 email: eri.tziveli@cchellenic.com
Dimitris Bakas Investor Relations Manager	Tel: +30 210 618 3124 email: dimitris.bakas@cchellenic.com
International media contact: StockWell Communications Rob Morgan Suzanne Bartch Anushka Mathew	Tel: +44 20 7240 2486 robert.morgan@stockwellgroup.com suzanne.bartch@stockwellgroup.com anushka.mathew@stockwellgroup.com
Greek media contact: V+O Communications Thrasyvoulos Kiousis	Tel: +30 211 7501248 email: thki@vando.gr

Condensed consolidated balance sheet (unaudited)
	Note	As at 31 December 2013 € million	As at 31 December 2012 € million
Assets
Intangible assets	4	1,921.3	1,944.6
Property, plant and equipment	4	2,901.9	3,041.4
Other non-current assets		300.0	293.3
Total non-current assets		5,123.2	5,279.3

Inventories		429.0	458.0
Trade and other receivables		985.1	1,073.7
Cash and cash equivalents	5	737.5	439.1
Total current assets		2,151.6	1,970.8
Total assets		7,274.8	7,250.1

Liabilities
Short-term borrowings	5	446.2	555.0
Other current liabilities		1,619.9	1,667.3
Total current liabilities		2,066.1	2,222.3

Long-term borrowings	5	1,853.6	1,604.7
Other non-current liabilities		387.8	416.6
Total non-current liabilities		2,241.4	2,021.3
Total liabilities		4,307.5	4,243.6

Equity
Owners of the parent		2,962.2	2,988.7
Non-controlling interests		5.1	17.8
Total equity		2,967.3	3,006.5
Total equity and liabilities		7,274.8	7,250.1

The accompanying notes form an integral part of these condensed consolidated financial statements

Condensed consolidated income statement (unaudited)
	Note	Three months to 31 December 2013 € million	Three months to 31 December 2012 € million
Net sales revenue	3	1,574.6	1,604.8
Cost of goods sold		(1,040.3)	(1,051.4)
Gross profit		534.3	553.4

Operating expenses		(469.0)	(499.9)
Restructuring costs	7	(31.2)	(81.9)

Operating profit	3	34.1	(28.4)

Total finance costs, net	8	(23.5)	(22.3)
Share of results of equity method investments		0.5	(1.5)
Profit before tax		11.1	(52.2)

Tax	9	(2.7)	7.0
Profit/(loss) after tax		8.4	(45.2)

Attributable to:
Owners of the parent		8.4	(45.8)
Non-controlling interests		-	0.6
		8.4	(45.2)

Basic and diluted earnings per share (€)	10	0.02	(0.13)

Condensed consolidated statement of comprehensive income (unaudited)
	Three months to 31 December 2013 € million	Three months to 31 December 2012 € million
Profit after tax for the period	8.4	(45.2)

Other comprehensive income:
Items that may be subsequently reclassified to income statement:
Available-for-sale financial assets:
Valuation gains during the period	0.3	-
Cash flow hedges:
Amounts of losses during the period	(3.8)	(7.8)
Amounts of losses reclassified to profit and loss for the period	2.1	4.2
Amounts of losses reclassified to inventory for the period	1.1	-
Foreign currency translation	(37.6)	(14.9)
Share of other comprehensive income of equity method investments	(0.3)	(0.2)
Income tax relating to items that may be subsequently reclassified to income statement	0.2	0.2
	(38.0)	(18.5)
Items that will not be subsequently reclassified to income statement:
Actuarial (losses)/gains	(14.6)	24.1
Income tax relating to components of other comprehensive income	3.1	(5.2)
	(11.5)	18.9
Other comprehensive income for the period, net of tax	(49.5)	0.4
Total comprehensive income for the period	(41.1)	(44.8)

Total comprehensive income attributable to:
Owners of the parent	(41.1)	(45.4)
Non-controlling interests	-	0.6
	(41.1)	(44.8)

Condensed consolidated income statement (unaudited)
	Note	Year ended 31 December 2013 € million	Year ended 31 December 2012 € million
Net sales revenue	3	6,874.0	7,044.7
Cost of goods sold		(4,438.5)	(4,522.2)
Gross profit		2,435.5	2,522.5

Operating expenses		(2,006.3)	(2,078.1)
Restructuring costs	7	(55.5)	(106.7)
Operating profit	3	373.7	337.7

Total finance costs, net	8	(91.5)	(90.7)
Share of results of equity method investments		11.9	11.6
Profit before tax		294.1	258.6

Tax	9	(72.9)	(65.2)
Profit after tax		221.2	193.4

Attributable to:
Owners of the parent		221.2	190.4
Non-controlling interests		-	3.0
		221.2	193.4

Basic and diluted earnings per share (€)	10	0.61	0.52

Condensed consolidated statement of comprehensive income (unaudited)
	Year ended 31 December 2013 € million	Year ended 31 December 2012 € million
Profit after tax for the period	221.2	193.4

Other comprehensive income :
Items that may be subsequently reclassified to income statement:
Available-for-sale financial assets:
Valuation gains during the period	0.7	0.2
Cash flow hedges:
Amounts of losses during the period	(3.2)	(22.9)
Amounts of losses reclassified to profit and loss for the period	10.8	9.5
Amounts of gains reclassified to inventory for the period	(2.5)	-
Foreign currency translation	(124.3)	32.4
Share of other comprehensive income of equity method investments	(0.9)	(0.8)
Income tax relating to items that may be subsequently reclassified to income statement	(0.2)	2.9
	(119.6)	21.3
Items that will not be subsequently reclassified to income statement:
Actuarial gains / (losses)	11.4	(15.2)
Income tax relating to items that will not be subsequently reclassified to income statement	(1.4)	2.6
	10.0	(12.6)
Other comprehensive income for the period, net of tax	(109.6)	8.7
Total comprehensive income for the period	111.6	202.1

Total comprehensive income attributable to:
Owners of the parent	111.6	199.1
Non-controlling interests	-	3.0
	111.6	202.1

Condensed consolidated statement of changes in equity (unaudited)
	Attributable to owners of the parent
	Share capital(2) € million	Share Premium(2) € million	Treasury shares(2) € million	Exchange equalisation reserve € million	Other reserves € million	Retained earnings € million	Total € million	Non- controlling interests € million	Total equity € million
Balance as at 1 January 2012	549.8	569.2	(55.5)	(199.7)	380.0	1,660.6	2,904.4	15.8	2,920.2
Shares issued to employees exercising stock options	-	0.1	-	-	-	-	0.1	-	0.1
Share-based compensation:
Options	-	-	-	-	6.3	-	6.3	-	6.3
Movement in treasury shares	-	-	-	-	0.1	-	0.1	-	0.1
Return of capital to shareholders	(124.6)	-	1.2	-	-	-	(123.4)	-	(123.4)
Extinguishment of accumulated losses of the parent	(55.0)	-	-	-	-	55.0	-	-	-
Hyperinflation impact	-	-	-	-	-	4.2	4.2	-	4.2
Appropriation of reserves	-	-	-	-	0.5	(0.5)	-	-	-
Dividends	-	-	-	-	-	-	-	(1.0)	(1.0)
Share of other changes in equity of equity method investments	-	-	-	-	-	(2.1)	(2.1)	-	(2.1)
	370.2	569.3	(54.3)	(199.7)	386.9	1,717.2	2,789.6	14.8	2,804.4
Profit for the period net of tax	-	-	-	-	-	190.4	190.4	3.0	193.4
Other comprehensive income for the period, net of tax	-	-	-	31.6	(10.3)	(12.6)	8.7	-	8.7
Total comprehensive income for the period, net of tax(1)	-	-	-	31.6	(10.3)	177.8	199.1	3.0	202.1
Balance as at 31 December 2012	370.2	569.3	(54.3)	(168.1)	376.6	1,895.0	2,988.7	17.8	3,006.5

(1)The amount included in the exchange equalisation reserve of €31.6 million gain for 2012 represents the exchange gains attributed to the owners of the parent of €32.4 million plus the share of equity method investments of €0.8 million loss .

    The amount included in other reserves of €10.3 million loss for 2012 consists of gains on valuation of available for-sale financial assets of €0.2 million, cash flow hedges loss of €13.4 million (of which €22.9 million represents revaluation losses for the year and €9.5 million represents revaluation losses reclassified to profit and loss for the year) and the deferred income tax credit of €2.9 million.

The amount of €177.8 million gain comprises a gain for 2012 of €190.4 million, the actuarial losses of €15.2 million plus deferred income tax credit of €2.6 million.

The amount of €3.0 million gain included in non-controlling interests for 2013 represents the share of non-controlling interests in the retained earnings.

(2) As these condensed consolidated financial statements are a continuation of the consolidated financial statements of Coca-Cola Hellenic Bottling Company S.A., for the period 1 January 2012 to 25 April 2013 these components of equity reflect the capital structure of Coca-Cola Hellenic Bottling Company S.A. and following the reorganisation reflect the capital structure of Coca-Cola HBC AG.

Condensed consolidated statement of changes in equity (unaudited)

	Share capital(4) € million	Share premium(4) € million	Group Reorganization reserve(4) € million	Treasury shares € million	Exchange equalisation reserve € million	Other reserves € million	Retained earnings € million	Total € million	Non- controlling interests € million	Total equity € million
Balance as at 1 January 2013	370.2	569.3	-	(54.3)	(168.1)	376.6	1,895.0	2,988.7	17.8	3,006.5
Shares issued to employees exercising stock options	6.5	9.9	-	-	-	-	-	16.4	-	16.4
Share-based compensation:
Options	-	-	-	-	-	6.3	-	6.3	-	6.3
Movement in treasury shares	-	-	-	-	-	(0.1)	-	(0.1)		(0.1)
Hyperinflation impact	-	-	-	-	-	-	1.8	1.8	-	1.8
Appropriation of reserves	-	-	-	-	-	(1.2)	1.2	-	-	-
Purchase of shares held by non-controlling interest	-	-	-	-	-	-	(5.1)	(5.1)	(8.2)	(13.3)
Change of parent company to Coca-Cola HBC AG	1,620.7	4,832.6	(6,472.1)	(16.4)	-	1.5	-	(33.7)	-	(33.7)
Dividends (note 13)	-	(124.7)	-	-	-	-	1.0	(123.7)	(4.5)	(128.2)
	1,997.4	5,287.1	(6,472.1)	(70.7)	(168.1)	383.1	1,893.9	2,850.6	5.1	2,855.7
Profit for the year net of tax	-	-	-	-	-	-	221.2	221.2	-	221.2
Other comprehensive income for the year, net of tax	-	-	-	-	(125.2)	5.6	10.0	(109.6)	-	(109.6)
Total comprehensive income for the year net of tax(3)	-	-	-	-	(125.2)	5.6	231.2	111.6	-	111.6
Balance as at 31 December 2013	1,997.4	5,287.1	(6,472.1)	(70.7)	(293.3)	388.7	2,125.1	2,962.2	5.1	2,967.3

(3) The amount included in the exchange equalisation reserve of €125.2 million loss for 2013 represents the exchange loss attributed to the owners of the parent of €124.3 million plus the share of equity method investments of
     €0.9 million loss.

     The amount included in other reserves of €5.6 million gain for 2013 consists of gains on valuation of available-for-sale financial assets of €0.7 million, cash flow hedges gain of €5.1 million (of which €3.2 million represents revaluation losses for the period, €10.8 million represents revaluation losses reclassified to profit and loss for the period and €2.5 million represents revaluation gains reclassified to inventory for the period) and the deferred income tax loss of €0.2 million.

The amount of €231.2 million gain comprises a gain for the period of €221.2 million plus actuarial gains of €11.4 million less a deferred income tax charge of €1.4 million.

 (4) As these condensed consolidated financial statements are a continuation of the consolidated financial statements of Coca-Cola Hellenic Bottling Company S.A., for the period 1 January 2012 to 25 April 2013 these components of equity reflect the capital structure of Coca-Cola Hellenic Bottling Company S.A. and following the reorganisation reflect the capital structure of Coca-Cola HBC AG.

Condensed consolidated cash flow statement (unaudited)
	Note	Year ended 31 December 2013 € million	Year ended 31 December 2012 € million
Operating activities
Profit after tax		221.2	193.4
Total finance costs, net	8	91.5	90.7
Share of results of equity method investments		(11.9)	(11.6)
Tax charged to the income statement		72.9	65.2
Depreciation and impairment of property, plant and equipment	4	375.1	408.3
Employee share options		6.3	6.3
Amortisation of intangible assets	4	1.0	3.0
Other non cash items		-	2.3
		756.1	757.6

(Gains) / losses on disposal of non-current assets		(13.6)	6.9
Decrease / (increase) in inventories		6.4	(10.4)
Decrease in trade and other receivables		95.2	67.2
(Decrease) / increase in trade and other payables		(3.1)	27.3
Tax paid		(56.1)	(95.0)
Net cash from operating activities		784.9	753.6
Investing activities
Payments for purchases of property, plant and equipment		(380.2)	(395.5)
Proceeds from sales of property, plant and equipment		24.5	5.0
Net receipts / (payments) from investments		15.2	(21.1)
Interest received		9.7	7.9
Net cash used in investing activities		(330.8)	(403.7)
Financing activities
Return of capital to shareholders		-	(123.4)
Payments for buy-out of minorities of Coca-Cola Hellenic Bottling Company SA		(1.0)	-
Payment for purchase of own shares		(1.6)	-
Proceeds from shares issued to employees exercising stock options		16.4	0.1
Purchase of shares held by non-controlling interests	12	(18.1)	(13.9)
Dividends paid	13	(128.2)	(1.0)
Proceeds from external borrowings		1,596.7	1,088.2
Repayments of external borrowings		(1,488.6)	(1,186.2)
Principal repayments of finance lease obligations		(16.5)	(21.8)
Interest paid		(113.7)	(100.5)
Net cash used in financing activities		(154.6)	(358.5)

Increase / (decrease) in cash and cash equivalents		299.5	(8.6)
Movement in cash and cash equivalents
Cash and cash equivalents at 1 January		439.1	447.4
Increase / (decrease) in cash and cash equivalents		299.5	(8.6)
Effect of changes in exchange rates		(4.1)	0.9
Effect of consolidation of Coca-Cola HBC AG		1.8	-
Hyperinflation impact on cash		1.2	(0.6)
Cash and cash equivalents at 31 December		737.5	439.1

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

1.	General information and accounting policies

General information

On 11 October 2012, Coca-Cola HBC AG (‘Coca-Cola HBC’, the ‘Company’ or the ‘Group’) a Swiss company incorporated by Kar-Tess Holding, announced a voluntary share exchange offer to acquire all outstanding ordinary registered shares and all American depositary shares of Coca-Cola Hellenic Bottling Company S.A., (‘CCHBC SA’). As a result of the successful completion of this offer, on 25 April 2013 Coca-Cola HBC acquired 96.85% of the issued CCHBC SA shares, including shares represented by American depositary shares, and became the new parent company of the Group. On 17 June 2013, Coca-Cola HBC completed its statutory buy-out of the remaining shares of CCHBC SA that it did not acquire upon completion of its voluntary share exchange offer. Consequently, Coca-Cola HBC acquired 100% of CCHBC SA which was eventually delisted.

These transactions were treated as a reorganisation of an existing entity that has not changed the substance of the reporting entity. The consolidated financial statements of Coca-Cola HBC are presented using the values from the consolidated financial statements of CCHBC SA. On the date that the Coca-Cola HBC became the new parent of the Group, April 25 2013, the statutory amounts of share capital, share premium and treasury shares of the Company have been recognized through an adjustment in the Statement of Changes in Equity under heading ‘Change of parent company to Coca-Cola HBC AG’. The resulting difference has been recognised as a component of equity under the heading “Group Reorganization reserve”. The shares of Coca-Cola HBC started trading in the premium segment of the London Stock Exchange on April 29 (Ticker symbol: CCH) and on the Athens Exchange (Ticker symbol: EEE) and regular way trading in Coca-Cola HBC ADSs commenced on the NYSE (Ticker symbol: CCH). On the date that CCHBC SA became subsidiary of Coca-Cola HBC, the existing stock options were replaced with new ones with identical terms but with underlying shares of Coca-Cola HBC instead of CCHBC SA and the exercise price in GBP instead of Euros using the original exercise price translated at the spot rate at the date of the modification. The incremental fair value of the new options over the fair value of the old options at the date of the modification was immaterial.

Accounting policies

The accounting policies used in the preparation of the condensed consolidated financial statements of Coca-Cola HBC are consistent with those used in the annual financial statements of CCHBC SA Group for the year ended 31 December 2012, except for the adoption, as of 1 January 2013, of the International Financial Reporting Standard (“IFRS”) 13 Fair Value Measurement; the amendment to IFRS 7 Financial Instruments: Disclosures—Offsetting Financial Assets and Financial Liabilities and the annual improvements to IFRSs 2009-2011 cycle which included amendments to IAS 1 Financial Statement Presentation; IAS 16 Property, plant and equipment; IAS 32 Financial Statement Presentation and IAS 34 Interim Financial Reporting. The adoption of the new and amended standard did not have a significant impact on the current or prior periods, apart from additional disclosures resulting from the adoption of IFRS 13, see note 6.

During 2013, the IASB issued the following new standards, amendments to standards and interpretations which the Group has not yet adopted and is currently assessing what effect they will have on the consolidated financial statements of the Group:

IFRIC Interpretation 21 Levies; effective 1 January 2014

Amendments to IAS 36: Recoverable Amount Disclosures for Non Financial Assets; effective 1 January 2014

Amendments to IAS 39: Novation of Derivatives and Continuation of Hedge Accounting; effective 1 January 2014

Annual improvements to IFRSs (2010-2012 Cycle) which contain amendments to IFRS 2 Share-based payment, IFRS 3 Business Combinations, IFRS 8 Operating segments, IFRS 13 Fair Value Measurement, IAS 16 Property, plant and equipment, IAS 38 Intangible assets and IAS 24 Related party disclosures and which are generally effective for annual period beginning on or after 1 July 2014.

Annual improvements to IFRSs (2011-2013 Cycle) which contain amendments to IFRS 3 Business Combinations and IFRS 13 Fair Value Measurement and IAS 40 Investment Property which are generally effective for annual period beginning on or after 1 July 2014.

Amendment to IAS 19 Defined Benefit Plans: Employee Contributions; effective for annual period beginning on or after 1 July 2014.

IFRS 9 Financial Instruments: Hedge Accounting and amendments to IFRS 9, IFRS 7 and IAS 39.

Basis of preparation

These condensed consolidated financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to Interim Financial Reporting ("IAS 34"). These condensed consolidated financial statements should be read in conjunction with the 2012 annual financial statements of CCHBC SA Group, which include a full description of the Group’s accounting policies.

2.	Exchange rates

The Group’s reporting currency is the euro (€). Coca-Cola HBC translates the income statements of subsidiary operations to the euro at average exchange rates and the balance sheet at the closing exchange rate for the period, except for subsidiaries operating in a hyperinflationary environment as explained in Note 8.

The principal exchange rates used for transaction and translation purposes in respect of one euro were:

	Average for the year ended		Closing as at
	31 December 2013	31 December 2012	31 December 2013	31 December 2012
US dollar	1.33	1.29	1.38	1.33
UK sterling	0.85	0.81	0.84	0.82
Polish zloty	4.19	4.18	4.15	4.09
Nigerian naira	207.33	200.65	214.41	206.72
Hungarian forint	296.44	288.38	296.36	291.50
Swiss franc	1.23	1.21	1.23	1.21
Russian Rouble	42.26	39.84	44.98	40.42
Romanian leu	4.41	4.46	4.46	4.43
Serbian dinar	113.08	113.08	114.62	113.46
Czech koruna	26.05	25.15	27.48	25.08
Ukrainian hryvnia	10.62	10.28	10.94	10.57

3.	Segmental analysis

The Group has one business, being the production, distribution and sale of non-alcoholic, ready-to-drink beverages. The Group operates in 28 countries and its financial results are reported in the following three reportable segments:

Established:	Austria, Cyprus, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.

Developing:	Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.

Emerging:	Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Montenegro, Nigeria, Romania, Russia, Serbia and Ukraine.

Information on the Group’s segments is as follows:

	Three months ended		Year ended
	31 December 2013	31 December 2012	31 December 2013	31 December 2012
Volume in unit cases(1) (million)
Established countries	146.2	146.0	650.6	679.4
Developing countries	86.6	91.3	381.0	393.5
Emerging countries	248.3	239.6	1,028.9	1,011.8
Total volume	481.1	476.9	2,060.5	2,084.7
Net sales revenue (€ million)
Established countries	554.6	581.7	2,539.6	2,701.8
Developing countries	246.7	257.5	1,105.6	1,148.1
Emerging countries	773.3	765.6	3,228.8	3,194.8
Total net sales revenue	1,574.6	1,604.8	6,874.0	7,044.7
Operating profit (€ million)
Established countries	(16.8)	(38.1)	88.6	92.5
Developing countries	(1.5)	(34.9)	36.6	(8.7)
Emerging countries	52.4	44.6	248.5	253.9
Total operating profit	34.1	(28.4)	373.7	337.7
Reconciling items (€ million)
Finance costs, net	(23.5)	(22.3)	(91.5)	(90.7)
Tax	(2.7)	7.0	(72.9)	(65.2)
Share of results of equity method investments	0.5	(1.5)	11.9	11.6
Non-controlling interests	-	(0.6)	-	(3.0)
Profit after tax attributable to owners of the parent	8.4	(45.8))	221.2	190.4
(1) One unit case corresponds to approximately 5.678 litres or 24 servings, being a typically used measure of volume. Volume data is derived from unaudited operational data.

4.	Tangible and intangible assets
	Property, plant and equipment € million	Intangible assets € million
Opening net book value as at 1 January 2013	3,041.4	1,944.6
Additions	384.6	2.5
Effect from the consolidation of Coca-Cola HBC AG	0.2	-
Reclassified from assets held for sale	4.7	-
Disposals	(45.8)	-
Depreciation, impairment and amortisation	(375.1)	(1.0)
Foreign exchange differences	(108.4)	(24.8)
Effect of hyperinflation	0.3	-
Closing net book value as at 31 December 2013	2,901.9	1,921.3

5.	Net debt
	As at
	31 December 2013 € million	31 December 2012 € million
Long-term borrowings	1,853.6	1,604.7
Short-term borrowings	446.2	555.0
Cash and cash equivalents	(737.5)	(439.1)
Net debt	1,562.3	1,720.6

In the second quarter, the Group successfully issued €800 million principal amount of 7-year fixed-rate notes with a coupon of 2.375%, and completed a fixed price tender offer for the outstanding €500 million 7.875% notes due January 2014, (the “2014 Notes”), with €183 million of the 2014 Notes having been tendered and cancelled. In the third quarter, the Group used part of the net proceeds of the new issue and repaid the $500 million notes due September 2013. The remaining proceeds of the new issue were used towards the repayment of the remaining €317 million notes due January 2014.

In order to effect the exchange offer described in Note 1, Coca-Cola HBC had available a €500 million Bond Bridge facility (all undrawn), and a Statutory Buy-Out Facility for up to €550 million. On 18th June 2013 the €500 million Bond Bridge facility was cancelled, and the Statutory Buy-Out Facility limit was reduced to €55 million. The amount drawn under the Statutory Buy-Out Facility of €45.5 million was repaid on 26 July 2013 and the facility was cancelled.

6.	Fair value

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk, commodity price risk), credit risk, liquidity risk and capital risk. There have been no changes in the risk management policies since the year end.

The Group’s financial instruments recorded at fair value are included in Level 2 within the fair value hierarchy and comprise derivatives. There have been no changes in valuation techniques and inputs used to determine their fair value since 31 December 2012 (as described in the 2012 Annual Report available on the Coca Cola HBC’s web site: www.coca-colahellenic.com). As at 31 December 2013 the total financial assets included in Level 2 was €27.9 million and the total financial liabilities €96.6 million. There were no transfers between level 1,2 or 3 during 2013. The fair value of bonds and notes payable as at 31 December 2013, including the current portion, is €2,070.7 million, compared to their book value, including the current portion of €2,012.8 million.

7.	Restructuring costs

Restructuring costs amounted to €31.2 million before tax in the fourth quarter of 2013. The Group recorded €29.8 million, €0.9 million and €0.5 million of restructuring charges in its established, developing and emerging countries respectively. For the fourth quarter of 2012, restructuring costs amounted to €81.9 million, of which €50.5 million, €29.6 million and €1.8 million related to the Group’s established, developing and emerging countries, respectively. The restructuring costs mainly concern redundancy costs.

Restructuring costs amounted to €55.5 million before tax in 2013. The Group recorded €52.9 million, €0.7 million and €1.9 million of restructuring charges in its established, developing and emerging countries respectively. For 2012, restructuring costs amounted to €106.7 million, of which €65.8 million, €34.8 million and €6.1 million related to the Group’s established, developing and emerging countries, respectively. The restructuring costs mainly concern redundancy costs.

8.	Total finance costs, net

	Three months ended
	31 December 2013 € million	31 December 2012 € million
Interest income	(3.4)	(4.3)
Finance costs	25.2	25.4
Net foreign exchange losses	0.3	0.6
Loss on net monetary position	1.4	0.6
Total finance costs, net	23.5	22.3

	Year ended
	31 December 2013 € million	31 December 2012 € million
Interest income	(10.0)	(10.4)
Finance costs	98.3	97.7
Net foreign exchange losses	0.5	0.3
Loss on net monetary position	2.7	3.1
Total finance costs, net	91.5	90.7

Hyperinflation

Belarus has been considered to be a hyperinflationary economy since the fourth quarter of 2011. The three year cumulative inflation exceeded 100% and therefore Belarus is consolidated in terms of the measuring unit at the balance sheet date and translated at the closing exchange rate. The restatement was based on conversion factors derived from the Belarus Consumer Price Index (CPI) as compiled by the National Statistical Committee of the Republic of Belarus. The conversion factor used for December 2013 was 1.136 which resulted in a net monetary loss for 2013 of €2.7 million.

9.	Tax

The Group’s effective tax rate for 2013 may differ from the parent company statutory tax rate as a consequence of a number of factors, the most significant of which are: the statutory tax rates of the countries in which the Group operates, the non-deductibility of certain expenses, non-taxable income and one off tax items.

10.	Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to the owners of the parent by the weighted average number of shares outstanding during the period (fourth quarter of 2013: 364,221,669, 2013 full year: 363,551,433, fourth quarter of 2012: 363,123,172, 2012 full year: 363,867,871). Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive ordinary shares arising from exercising employee stock options.

11.	Share capital

During 2012, the Board of Directors resolved to increase the CCHBC SA’s share capital by issuing 5,334 new ordinary shares on 21 March 2012 and 6,165 new ordinary shares on 27 September 2012, following the exercise of stock options pursuant to the CCHBC SA’s employees’ stock option plan. Total proceeds from the issuance of the shares under the stock option plan amounted to €0.1 million.

On 25 June 2012, the Annual General Meeting of shareholders of CCHBC SA resolved to decrease the share capital of Coca-Cola Hellenic Bottling Company S.A. by the amount of €124.6 million by decreasing the nominal value of CCHBC SA’s share by €0.34 per share, from €1.50 to €1.16 per share, and the return of the amount of the decrease to CCHBC SA’s shareholders in cash, i.e. a return of €0.34 per share. Furthermore, on the same date, it was resolved to decrease the share capital of CCHBC SA’s by the amount of €55.0 million by decreasing the nominal value of the CCHBC SA’s shares by €0.15 per share, from €1.16 to €1.01 per share, in order to extinguish accumulated losses of the parent company CCHBC SA by an equal amount.

On 25 April 2013, Coca-Cola HBC acquired 96.85% (355,009,014 shares) of the issued CCHBC SA shares, including shares represented by American depositary shares, following the successful completion of its voluntary share exchange offer and became the new parent company of the Group.

On 17 June 2013, Coca-Cola HBC completed its statutory buy-out of the remaining shares of CCHBC SA that it did not acquire upon completion of its voluntary share exchange offer. Consequently, CCHBC SA is now a 100% owned subsidiary of Coca-Cola HBC. Out of the remaining 3.15% interest acquired in CCHBC SA, representing 11,544,493 shares, 11,467,206 shares were exchanged for equal number of Coca-Cola HBC shares and 77,287 shares were acquired for a cash consideration of €1.0 million.

In 2013, the share capital of Coca-Cola HBC increased by the issue of 1,199,080 new ordinary shares following the exercise of stock options pursuant to the Coca-Cola HBC AG’s employees’ stock option plan. Total proceeds from the issuance of the shares under the stock option plan amounted to €16.4 million.

Following the above changes, and including 3,445,060 ordinary shares held as treasury shares, out of which 14,925 shares represent the initial ordinary shares of Coca-Cola HBC, on December 2013 the share capital of the Group amounted to €1,997.4 million and comprised 367,690,225 shares with a nominal value of CHF 6.70 each.

12.	Non-controlling interests

On 8 June 2011, the Board of Directors of the Coca-Cola HBC’s subsidiary Nigerian Bottling Company plc (“NBC”) resolved to propose a scheme of arrangement between NBC and its minority shareholders, involving the cancellation of part of the share capital of NBC. The transaction was approved by the Board of Directors and General Assembly of NBC on 8 June 2011 and 22 July 2011 respectively and resulted in the acquisition of the remaining 33.6% of the voting shares of NBC bringing the Group’s interest in the subsidiary to 100%. The transaction was completed in September 2011 and NBC was de-listed from the Nigerian Stock Exchange. The consideration for the acquisition of non controlling interests was €100.2 million, including transaction costs of €1.8 million, out of which €75.2 million was paid as of 31 December 2013 (as of 31 December 2012: €70.4 million). The difference between the consideration and the carrying value of the interest acquired (€60.1 million) has been recognised in retained earnings while the accumulated components recognised in other comprehensive income have been reallocated within the equity of the Group.

On 14 January 2013, the Group acquired 14% of Coca-Cola Hellenic Bottling Company Bulgaria AD, bringing the Group’s interest in the subsidiary to 99.39%. The consideration paid for the acquisition of non controlling interests acquired was €13.3 million and the carrying value of the additional interest acquired was €8.2 million. The difference between the consideration and the carrying value of the interest acquired has been recognised in retained earnings.

13.	Dividends

On 19 June 2013, the extraordinary general meeting of Coca-Cola HBC AG approved the distribution of a €0.34 dividend per share. The total dividend amounted to €124.7 million and was paid on 23 July 2013.

14.	Contingencies

As disclosed in our Annual Report for 2012, in 1992, our subsidiary Nigerian Bottling Company ("NBC") acquired a manufacturing facility in Nigeria from Vacunak, a Nigerian Company. In 1994, Vacunak filed a lawsuit against NBC, alleging that a representative of NBC had orally agreed to rescind the sale agreement and instead enter into a lease agreement with Vacunak. As part of its lawsuit Vacunak sought compensation for rent and loss of business opportunities. NBC discontinued all use of the facility in 1995. In a judgment delivered orally by the Nigerian court of first instance on 28 June 2012, the court awarded Vacunak damages in an amount equivalent to approximately €7.0 million. NBC has filed an appeal against the judgment. On August 19, 2013, NBC received the written decision of the court providing for damages of approximately €39.2 million. Based on advice from NBC's outside legal counsel, we believe that it is unlikely that NBC will suffer material financial losses from this case. We have consequently not provided for any losses in relation to this case.

Other than the above, there have been no significant changes in contingencies since 31 December 2012 (as described in the 2012 Annual Report of Coca Cola HBC available on the Company’s web site: www.coca-colahellenic.com).

15.	Commitments

As of 31 December 2013 the Group has capital commitments of €77.5 million (31 December 2012: €90.3 million), which mainly relate to plant and machinery equipment.

16.	Number of employees

The average number of full-time equivalent employees in 2013 was 38,089 (39,736 for 2012).

17.	Related party transactions

a) The Coca-Cola Company

As at 31 December 2013, The Coca-Cola Company and its subsidiaries (collectively,”TCCC”) indirectly owned 23.1% (2012: 23.2%) of the issued share capital of CCHBC.

Total purchases of concentrate, finished products and other materials from TCCC and its subsidiaries during the full year and the fourth quarter of 2013 amounted to €1,432.7 million and €353.1 million (€1,305.4 million and €210.1 million in the respective prior year period). Total net contributions received from TCCC for marketing and promotional incentives during the same periods amounted to €99.2 million and €32.9 million (€70.6 million and €27.7 million in the prior-year periods).

During the full year and the fourth quarter of 2013, the Group sold €28.2 million and €5.5 million of finished goods and raw materials respectively to TCCC (€25.1million and €5.0 million in the prior-year periods) while other income from TCCC was €20.6 million and €8.3 million respectively (€19.2 million and €5.8 million in the prior year periods). Other expenses from TCCC amounted to €2.8 million for the full year and nil for the fourth quarter of 2013 (€1.5million and €0.1 million in the prior year period).

As at 31 December 2013, the Group had a total amount of €73.6 million (€49.6 million as at 31 December 2012) due from TCCC, had a total amount of €215.4 million of trade payables (€154.0 million as at 31 December 2012) due to TCCC.

b) Kar-Tess Holding

Frigoglass S.A. (‘Frigoglass’)

Frigoglass, a company listed on the Athens Exchange, is a manufacturer of coolers, cooler parts, glass bottles, crowns and plastics. Truad Verwaltungs AG, in its capacity as trustee of a private discretionary trust established for the primary benefit of present and future members of the family of the late Anastasios George Leventis, currently indirectly owns 44.5% of Frigoglass through Torval Investment Corp., Lavonos Limited, Thrush Investments Holdings, Tinola Holdings S.A., Boval Limited, Boval S.A., Rondo Holding S.A. and Eagle Enterprises A.E. Truad Verwaltungs AG, in its capacity as trustee of a private discretionary trust established for the primary benefit of present and future members of the family of the late Anastasios George Leventis, holds 100% of the share capital of Torval Investment Corp., whose 100% owned subsidiary Lavonos Limited holds 100% of the share capital of Boval Limited as nominee for Torval Investment Corp, where Boval Limited controls its 100% owned subsidiary Boval S.A., which controls Kar Tess Holding, which holds approximately 23.2% (2012: 23.3%) of Coca Cola HBC’s total issued capital. Frigoglass has a controlling interest in Frigoglass Industries Limited, a company in which Coca-Cola HBC has a 23.9% effective interest, through its investment in NBC.

During the full year and the fourth quarter of 2013, the Group made purchases of €118.9 million and €37.9 million respectively (€137.9 million and €22.4 million in the prior-year periods) of coolers, cooler parts glass bottles, crowns and plastics from Frigoglass and its subsidiaries and incurred maintenance and other expenses of €10.6 million and €2.6 million respectively (€9.8 million and €4.6 million in the prior-year periods). Other income from Frigoglass during the full year and the fourth quarter of 2013 was €0.3 million and €0.2 million respectively (€0.8 million and €0.2 million respectively in the prior-year periods). As at 31 December 2013, Coca-Cola HBC owed €11.7 million (€21.4 million as at 31 December 2012) to, and was owed €0.5 million (€1.2 million as at 31 December 2012) by Frigoglass.

c) Other related parties mainly related to TCCC

During the full year and the fourth quarter of 2013, the Group purchased €108.9 million and €15.3 million of raw materials and finished goods (€128.6 million and €25.8 million in the prior-year periods). In addition, the Group did not receive reimbursement for direct marketing expenses for the full year and the fourth quarter of 2013 (€0.2 million and €0.1 in prior year periods). Furthermore during the full year and the fourth quarter of 2013, the Group incurred other expenses of €36.6 million for the full year and €10.7 million for the fourth quarter (€4.4 million and €0.5 million respectively in the prior-year periods) and recorded income of €3.9 million and nil respectively (€0.6 million and €0.1 million in the prior-year periods). As at 31 December 2013, the Group owed €6.8 million (€9.2 million as at 31 December 2012) to, and was owed €5.7 million (€0.4 million as at 31 December 2012) by other related parties.

d) Joint Arrangements with TCCC and Heineken

During the full year and the fourth quarter of 2013, the Group purchased €25.6 million and €6.4 million of finished goods (€31.0 million and €7.0 million in the prior-year periods) from joint arrangements. In addition, the Group received reimbursement for direct marketing expenses incurred of €0.6 million for the full year and nil for the fourth quarter (nil in both prior-year periods). Furthermore, during the full year and the fourth quarter of 2013, the Group incurred other expenses of €0.5 million and €0.3 million from joint arrangements (€0.4 million and €0.1 respectively in the prior-year periods) and recorded other income of €1.6 million and €0.7 million from joint arrangements (€0.2 million and €0.1 million in the prior-year periods). As at 31 December 2013, the Group owed €63.6 million (€67.5 million as at 31 December 2012) to, and was owed €9.1 million (€19.5 million as at 31 December 2012) by joint arrangements.

There were no transactions between Coca-Cola HBC and the directors and senior management except for remuneration for the period ended 31 December 2013, as well as the prior year period.

There were no other significant transactions with related parties for the period ended 31 December 2013.

18.	Subsequent events.

On 15 January 2014 the Group repaid the remaining €317 million notes of the €500 million 7.875% notes issued in 2008.

Following 31 December 2013 the Group incurred €2.8 million of restructuring costs before tax, of which €2.2 million, €0.5 million and €0.1 million related to the Group’s established, developing and emerging markets respectively.

Volume by country for 2013 and 2012
Million unit cases	2013	2012	% change 2013 vs 2012
Established Markets
Austria	91.6	92.6	- 1%
Cyprus	15.8	15.9	- 1%
Greece	97.9	108.6	- 10%
Italy	289.8	309.0	- 6%
Republic of Ireland
and Northern Ireland	72.5	70.9	+ 2%
Switzerland	83.0	82.4	+ 1%
Total	650.6	679.4	- 4%

Developing Markets
Baltics	25.5	23.9	+ 7%
Croatia	26.0	26.5	- 2%
Czech Republic	55.3	56.0	- 1%
Hungary	77.9	83.2	- 6%
Poland	167.0	172.6	- 3%
Slovakia	22.9	24.5	- 7%
Slovenia	6.4	6.8	- 6%
Total	381.0	393.5	-3%

Emerging Markets
Armenia	7.8	7.1	+ 10%
Belarus	42.7	32.8	+ 30%
Bosnia and Herzegovina	16.6	18.5	- 10%
Bulgaria	55.7	56.6	- 2%
Moldova	5.9	6.2	- 5%
Nigeria	202.5	181.9	+ 11%
Romania	148.5	162.7	- 9%
Russia	388.0	371.0	+ 5%
Serbia and Montenegro	82.6	87.3	- 5%
Ukraine	78.6	87.7	- 10%
Total	1,028.9	1,011.8	+ 2%

Total Coca-Cola Hellenic	2,060.5	2,084.7	- 1%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2014	Coca-Cola HBC AG

	By:	/s/ Michalis Imellos
	Name:	Michalis Imellos
	Title:	Chief Financial Officer

	By:	/s/ Jan Gustavsson
	Name:	Jan Gustavsson
	Title:	General Counsel, Company Secretary and Director of Strategic Development